82-450

02028286

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500
Facsimile 416-981-9800
www.computershare.com

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April 2, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
U.S. Securities & Exchange Commission

SUPPL

Dear Sirs:

Subject: Highwood Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual & Special
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	431280 10 6
4.	Record Date	:	May 6, 2002
5.	Meeting Date	:	June 24, 2002

Yours truly,

"Signed"
Jane Adams
Assistant Account Manager
Stock Transfer Services
(416) 263-9649
(416) 981-9800 Fax

c.c. Highwood Resources Ltd.
/cm

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